September 20, 2024

Aharon Yehuda
Chief Financial Officer
Eco Wave Power Global AB (publ)
52 Derech Menachem Begin St.
Tel Aviv-Yafo, Israel 6713701

       Re: Eco Wave Power Global AB (publ)
           Registration Statement on Form F-3
           Filed September 13, 2024
           File No. 333-282101
Dear Aharon Yehuda :

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Eric Victorson, Esq.